# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pattern Group Inc., CIK 0001811935
CUSIP: 70339W104
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 1441 West Innovation Way, Suite 500, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0002086238
Persons authorized to receive notices and communications: David K. Wright, 1441 West Innovation Way, Suite 500, Lehi, Utah (UT), 84043, (866) 765-1355

## Reporting persons
- David K. Wright (CIK 0002086238): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), subject company funds (SC); sole voting power 0; shared voting power 96,558,749; sole dispositive power 0; shared dispositive power 96,558,749; aggregate amount beneficially owned 96,558,749 (62.6% of the class)
  Comment: 8) Shared voting power:
  Includes shares subject to the Voting Agreement (as defined below). Such Voting Agreement contains provisions relating to the voting of the Common Stock (as defined below) held by the parties thereto. Accordingly, Mr. Wright may be deemed to share beneficial ownership of such shares held by such parties until the termination of the Voting Agreement.
  
  13) Percent of class represented by amount in Row (11):
  Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.
  
  Consists of (i) 13,025,878 shares of Series B Common Stock (as defined below) held by Mr. Wright, (ii) 105,281 shares of Series A Common Stock (as defined below) issued upon the net settlement of outstanding RSUs held by Mr. Wright that vested based on the satisfaction of service-based and liquidity-based vesting conditions, (iii) 45,297,280 shares of Series A Common Stock held by the Wright Trust (as defined below) of which Mr. Wright and Ms. Alder serve as co-trustees, (iv) 8,676,632 shares of Series B Common Stock held by Ms. Alder, who is the spouse of Mr. Wright, (v) 35,093 shares of Series A Common Stock issued upon the net settlement of outstanding RSUs held by Ms. Alder that vested based on the satisfaction of service-based and liquidity-based vesting conditions, and (vi) 29,418,585 shares of Series A Common Stock held by the Alder Trust (as defined below) of which Mr. Wright and Ms. Alder serve as co-trustees.
  
  Each share of Series B Common stock is convertible at any time at the option of the holder into one share of Series A Common Stock. The holders of Series B Common stock are entitled to twenty votes per share, and holders of Series A Common Stock are entitled to one vote per share.
- Melanie Alder (CIK 0002085981): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), subject company funds (SC); sole voting power 0; shared voting power 96,558,749; sole dispositive power 0; shared dispositive power 96,558,749; aggregate amount beneficially owned 96,558,749 (62.6% of the class)
  Comment: 8) Shared voting power:
  Includes shares subject to the Voting Agreement. Such Voting Agreement contains provisions relating to the voting of the Common Stock held by the parties thereto. Accordingly, Ms. Alder may be deemed to share beneficial ownership of such shares held by such parties until the termination of the Voting Agreement.
  
  13) Percent of class represented by amount in Row (11):
  Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.
  
  Consists of (i) 8,676,632 shares of Series B Common Stock held by Ms. Alder, (ii) 35,093 shares of Series A Common Stock issued upon the net settlement of outstanding RSUs held by Ms. Alder that vested based on the satisfaction of service-based and liquidity-based vesting conditions, (iii) 29,418,585 shares of Series A Common Stock held by the Alder Trust of which Ms. Alder and Mr. Wright serve as co-trustees, (iv) 13,025,878 shares of Series B Common Stock held by Mr. Wright, who is the spouse of Ms. Alder, (v) 105,281 shares of Series A Common Stock issued upon the net settlement of outstanding RSUs held by Mr. Wright that that vested based on the satisfaction of service-based and liquidity-based vesting conditions, and (vi) 45,297,280 shares of Series A Common Stock held by the Wright Trust of which Mr. Wright and Ms. Alder serve as co-trustees.
  
  Each share of Series B Common stock is convertible at any time at the option of the holder into one share of Series A Common Stock. The holders of Series B Common stock are entitled to twenty votes per share, and holders of Series A Common Stock are entitled to one vote per share.
- Wright Irrevocable Trust dated December 5, 2019 (CIK 0002086236): type of reporting person: other (OO); citizenship or place of organization: Utah (UT); source of funds: other (OO); sole voting power 45,297,280; shared voting power 0; sole dispositive power 45,297,280; shared dispositive power 0; aggregate amount beneficially owned 45,297,280 (29.4% of the class)
  Comment: 13) Percent of class represented by amount in Row (11):
  Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.
  
  Consists of 45,297,280 shares of Series A Common Stock held by the Wright Trust. Mr. Wright and Ms. Alder serve as co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Wright Trust.
- Alder Irrevocable Trust dated December 5, 2019 (CIK 0002085975): type of reporting person: other (OO); citizenship or place of organization: Utah (UT); source of funds: other (OO); sole voting power 29,418,585; shared voting power 0; sole dispositive power 29,418,585; shared dispositive power 0; aggregate amount beneficially owned 29,418,585 (19.1% of the class)
  Comment: 13) Percent of class represented by amount in Row (11):
  Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.
  
  Consists of 29,418,585 shares of Series A Common Stock held by the Alder Trust of which Ms. Alder and Mr. Wright serve as co-trustees.

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock
Name of issuer: Pattern Group Inc.
Address of issuer's principal executive offices: 1441 West Innovation Way, Suite 500, Lehi, Utah (UT), 84043
Comment: This Statement relates to the Series A Common Stock, par value $0.001 per share (the "Series A Common Stock"), of Pattern Group Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1441 West Innovation Way, Suite 500, Lehi, UT 84043.

## Item 2. Identity and Background
Name of person filing:
This statement of beneficial ownership on Schedule 13D (this "Statement") is being filed jointly by the following persons (each, a "Reporting Person," and, collectively, the "Reporting Persons"): (i) David K. Wright ("Mr. Wright"), the Chief Executive Officer of the Issuer and member of the Board of Directors (the "Board"), (ii) Melanie Alder ("Ms. Alder"), the Chief Strategy Officer of the Issuer and member of the Board of Directors, (iii) Wright Irrevocable Trust dated December 5, 2019 (the "Wright Trust") of which Mr. Wright and Ms. Alder are co-trustees, and (iv) Alder Irrevocable Trust dated December 5, 2019 (the "Alder Trust") of which Mr. Wright and Ms. Alder are co-trustees. Mr. Wright and Ms. Alder (each, a "Co-founder," and collectively, the "Co-founders") are married to each other. As spouses, each of Mr. Wright and Ms. Alder directly or indirectly may be deemed to have shared voting and investment power with respect to the shares owned by each other, and accordingly, may be deemed to have beneficial ownership over such shares owned by each other. In addition, each of Mr. Wright and Ms. Alder may be deemed to have acquired beneficial ownership over each other's shares of Common Stock pursuant to the Voting Proxies (defined below) under the Voting Agreement (defined below) described further in Item 6 below.

In accordance with Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons have executed a Joint Filing Agreement (as defined below), a copy of which is filed as Exhibit 2 to this Statement.
Residence or business address: 1441 West Innovation Way, Suite 500, Lehi, UT 84043
Present principal occupation or employment:
Mr. Wright is a co-founder of the Issuer and has served as Chief Executive Officer and a member of the Board of Directors of the Issuer since inception in 2018. Ms. Alder is a co-founder of the Issuer and has served as Chief Strategy Officer since February 2024 and a member of the Board of Directors of the Issuer since inception in 2018. The Wright Trust and Alder Trust were each created for estate planning purposes. The principal business of each of the Wright Trust and Alder Trust is holding, managing, investing and distributing the trust property and the proceeds therefrom.

The business address for each of the Reporting Persons is 1441 West Innovation Way, Suite 500, Lehi, UT 84043.
Criminal convictions in the last five years: During the last five years, each of the Reporting Persons has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Wright and Ms. Alder are each citizens of the United States. The Wright Trust and Alder Trust are each administered under the laws of Utah.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

Mr. Wright and Ms. Alder each acquired the Common Stock beneficially owned by each of them respectively using personal funds and/or as compensation for serving as an executive officer and member of Board of the Issuer, including the vesting of various equity compensation awards in connection with each of their respective service as an executive officer and director of the Issuer. As spouses, each of Mr. Wright and Ms. Alder directly or indirectly may be deemed to have shared voting and investment power with respect to the shares owned by each other, and accordingly, may be deemed to have beneficial ownership over such shares owned by each other. In addition, each of Mr. Wright and Ms. Alder may be deemed to have acquired beneficial ownership over each other's shares of Common Stock pursuant to the Voting Proxies under the Voting Agreement described further in Item 6 below.

The Wright Trust and Alder Trust each acquired the Common Stock beneficially owned by each of them respectively upon receipt by the settlors' from personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Mr. Wright and Ms. Alder each intend to review each of their respective investments in the Issuer on a continuing basis. Any actions Mr. Wright and Ms. Alder might each undertake may be made at any time and from time to time without prior notice and will be dependent upon each of their respective review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. In connection with the vesting, settlement or exercise of equity awards of the Issuer, Mr. Wright and Ms. Alder may each have shares of Common Stock withheld for taxes or sold in open-market transactions in connection with the payment of applicable taxes or otherwise. Any transactions in Common Stock of the Issuer by either Mr. Wright or Ms. Alder pursuant to the Voting Agreement with respect to shares of Common Stock that they each hold may be taken at any time.

Mr. Wright and Ms. Alder, subject to certain provisions of the law, may each respectively acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, each of Mr. Wright, including in his positions as Chief Executive Officer, member of the Board and Chairperson thereto, and Ms. Alder, including in her positions as Chief Strategy Officer and member of the Board, may engage in discussions with other members of management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Series A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, each of Mr. Wright and Ms. Alder do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, Mr. Wright and Ms. Alder may change each of their respective purpose or formulate different plans or proposals with respect thereto at any time.

Mr. Wright, including in his positions as Chief Executive Officer, member of the Board and Chairperson thereto, and Ms. Alder, including in her positions as Chief Strategy Officer and member of the Board, each participate in deliberations of the Issuer's senior management in the normal course of the Issuer's business that could involve any of the matters set forth in Items 4(a)-(j) of Schedule 13D from time to time, and, in keeping with each of their respective fiduciary duties as an officer and director, may make proposals or recommendations to the Board that could involve such matters from time to time.

In addition, as members of the Issuer's senior management, each of Mr. Wright and Ms. Alder participates in Issuer compensatory plans, including plans pursuant to which awards of equity securities are made (including to each of Mr. Wright and Ms. Alder), in the ordinary course of business.

As a result of the Voting Agreement, Mr. Wright and Ms. Alder may be deemed a group for purposes of Section 13(d)(3) of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) The aggregate number and percentage of shares of Series A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Beneficial ownership of shares of Series A Common Stock, par value $0.001 per share, includes shares of Series A Common Stock which may be acquired upon the conversion of shares of the Issuer's Series B Common Stock, par value $0.001 per share (the "Series B Common Stock" and, together with the Series A Common Stock, the "Common Stock"). Holders of Series A Common Stock and Series B Common Stock generally vote together as a single class, unless otherwise required by law, the Issuer's amended and restated certificate of incorporation, or the Issuer's amended and restated bylaws. Each share of Series A Common Stock is entitled to one vote. Each share of Series B Common Stock is entitled to twenty votes per share and is convertible at any time at the option of the holder into one share of Series A Common Stock.

As of the date hereof, Mr. Wright and Ms. Alder each beneficially own 96,558,749 shares of Series A Common Stock, representing beneficial ownership of approximately 62.6% of the outstanding Series A Common Stock, and approximately 54.8% of the total outstanding Common Stock, consisting of: (i) 13,025,878 shares of Series B Common Stock held by Mr. Wright, (ii) 105,281 shares of Series A Common Stock issued upon the net settlement of outstanding RSUs held by Mr. Wright that vested based on the satisfaction of service-based and liquidity-based vesting conditions, (iii) 45,297,280 shares of Series A Common Stock held by the Wright Trust of which Mr. Wright and Ms. Alder serve as co-trustees, (iv) an aggregate of 8,676,632 shares of Series B Common Stock held by Ms. Alder, who is married to Mr. Wright, (v) 35,093 shares of Series A Common Stock issued upon the net settlement of outstanding RSUs held by Ms. Alder that vested based on the satisfaction of service-based and liquidity-based vesting conditions, and (vi) 29,418,585 shares of Series A Common Stock held by the Alder Trust of which Mr. Wright and Ms. Alder serve as co-trustees.

As of the date hereof, the Wright Trust beneficially owns 45,297,280 shares of Series A Common Stock, and the Alder Trust beneficially owns 29,418,585 shares of Series A Common Stock.

Calculations of the percentage of the outstanding Series A Common Stock and total outstanding Common Stock beneficially owned by the Reporting Persons are based on (i) 154,317,165 shares of Series A Common Stock reported to be outstanding after the Issuer's initial public offering ("IPO") as disclosed in its final prospectus filed with the SEC on September 19, 2025, and (ii) 21,702,510 shares of Series B Common Stock held in the aggregate by Mr. Wright and Ms. Alder, where each share of Series B Common Stock is convertible at any time at the option of the holder into one share of Series A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days:
Immediately prior to the completion of the Issuer's IPO, (i) all outstanding shares of Issuer's series A preferred stock automatically converted into an equal number of shares of Issuer's then-existing common stock (the "Series A Preferred Stock Conversion"); (ii) all 13,215,614 outstanding shares of Issuer's series B preferred stock automatically converted into an aggregate of 32,129,232 shares of Issuer's then-existing common stock, based on the IPO price of $14.00 per share, after giving effect to certain anti-dilution adjustments dependent on the IPO price pursuant to the terms of Issuer's amended and restated certificate of incorporation then in effect (the "Series B Preferred Stock Conversion" and, together with the Series A Preferred Stock Conversion, the "Convertible Preferred Stock Conversion"); (iii) Issuer's outstanding then-existing common stock were reclassified into an equivalent number of shares of Series A Common Stock (including shares of Issuer's then-existing common stock issued automatically upon the Convertible Preferred Stock Conversion immediately prior to the completion of the IPO) (the "Common Stock Reclassification"); and (iv) 17,797,821 shares of Issuer's founder voting preferred stock were reclassified into an aggregate of 21,702,510 shares of Series B Common Stock, and 68,994,553 shares of founder non-voting preferred stock were reclassified into an aggregate of 84,131,370 shares of Series A Common Stock (the "Founder Preferred Stock Reclassifications" and, together with the Common Stock Reclassification, the "Reclassifications").

Immediately prior to the completion of the Issuer's IPO, Mr. Wright and Ms. Alder were issued 105,281 and 35,093 shares of Series A Common Stock, respectively, upon net settlement of RSUs that vested based on service and liquidity conditions.

Immediately prior to the completion of the Issuer's IPO, as described further in Item 6 below, Mr. Wright and Ms. Alder entered into a Voting Agreement pursuant to which each may be deemed to have acquired beneficial ownership over the other's shares of Common Stock through the Voting Proxies.

On September 22, 2025, the Issuer completed its IPO of an aggregate of 21,428,572 shares of Series A Common Stock at a price to the public of $14.00 per share, 10,714,286 of which shares were sold by the Issuer and 10,714,286 of which shares were sold by certain selling stockholders.

In connection with the closing of the IPO, (i) the Wright Trust sold 5,694,671 shares of Series A Common Stock, and (ii) the Alder Trust sold 3,719,615 shares of Series A Common Stock, at a price of $13.02 per share, which is equal to the public offering price of $14.00 per share minus the underwriting discount and commission of $0.98 per share. The shares were sold pursuant to an underwriting agreement by and among the Issuer, the representatives of the underwriters and the selling stockholders named therein, dated September 18, 2025. The underwriters to the IPO have the option to purchase up to an additional 3,214,285 shares of Series A common stock from the Wright Trust and Alder Trust, at a price of $13.02 per share, which is equal to the public offering price of $14.00 per share minus the underwriting discount and commission of $0.98 per share, for 30 days from September 18, 2025.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Executive and Director Compensation
Each of Mr. Wright, including in his positions as Chief Executive Officer, member of the Board and Chairperson thereto, and Ms. Alder, including in her positions as Chief Strategy Officer and member of the Board, has in the past and may in the future receive compensation in the form of Common Stock, restricted stock units, stock options or other securities convertible into Common Stock of the Issuer.

Co-Founder Voting Agreement
Immediately prior to the completion of the Issuer's IPO, Mr. Wright and Ms. Alder entered into a co-founder voting agreement (the "Voting Agreement"). The Voting Agreement provides that an aggregate of 21,702,510 shares of Series B Common Stock held by the Co-founders following the completion of the IPO, or approximately 73.8% of the voting power of the Issuer's Common Stock, will be subject to a voting proxy given by each Co-founder and its affiliated entities (other than the Wright Trust and Alder Trust) to the other Co-founder (the "Voting Proxies"), and an agreement by each Co-founder to vote its shares (a) in favor of the election or re-election of each of the Co-founders that have been duly nominated for election or re-election as members of the Board at each annual or special meeting of stockholders at which directors are to be elected, (b) against the removal of each Co-founder at any annual meeting or special meeting of stockholders at which any Co-founder is to be removed from the Board, and (c) at the written direction of the applicable Co-founder proxy holder (as defined below) at any annual or special meeting of stockholders with respect to any other matters properly brought before such meeting for which their shares are entitled to vote. The applicable "co-founder proxy holder" shall be either Mr. Wright or Ms. Alder in alternative annual periods during which any applicable annual or special meeting is held. Nothing in the Voting Agreement requires either Co-founder to serve as a director or stand for re-election.

The Voting Agreement does not include shares of Series A Common Stock held by the Wright Trust or Alder Trust at the time of the IPO, but may include future affiliated entities of the Co-founders which may hold Common Stock in the future. The Co-founders can modify or terminate the Voting Agreement at any time.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 2 hereto and is incorporated by reference herein.

Lock-Up Agreement
The Issuer and its officers, directors, including Mr. Wright and Ms. Alder, selling stockholders and holders of substantially all of the Issuer's common stock and securities convertible into or exchangeable for shares of the Issuer's common stock have agreed with the underwriters to the Issuer's IPO pursuant to a lock-up agreement (the "Lock-Up Agreement") that, subject to certain exceptions, the earlier of (i) the opening of trading on the second business day immediately following the Issuer's public release of earnings for the second quarter following the most recent period for which financial statements are included in the Issuer's IPO final prospectus and (ii) the date that is 180 days after the date of such prospectus, the Issuer and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, transfer, dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time.

The foregoing description of the Lockup Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lockup Agreement, which is filed as Exhibit 3 hereto and is incorporated by reference herein.

Joint Filing Agreement
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the "Joint Filing Agreement").

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement dated September 25, 2025 by and among the Reporting Persons
Exhibit 2. Co-Founder Voting Agreement dated September 22, 2025 by and among David Wright and Melanie Alder
Exhibit 3. Form of Lock-Up Agreement (incorporated herein by reference to Annex II to the Form of Underwriting Agreement, filed as Exhibit 1.1 to the Issuer's pre-effective Amendment No. 1 to the Registration Statement on Form S-1 filed on September 10, 2025)
Exhibit 4. Limited Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons on September 18, 2025)
Exhibit 5. Limited Power of Attorney (incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Persons on September 18, 2025)
Exhibit 6. Limited Power of Attorney (incorporated herein by reference to Exhibit 24.3 to the Form 3 filed by the Reporting Persons on September 18, 2025)
Exhibit 7. Limited Power of Attorney (incorporated herein by reference to Exhibit 24.4 to the Form 3 filed by the Reporting Persons on September 18, 2025)

## Signatures
- David K. Wright: /s/ Ben Craven, Attorney-in-Fact, Ben Craven/Attorney-in-Fact (09/25/2025)
- Melanie Alder: /s/ Ben Craven, Attorney-in-Fact, Ben Craven/Attorney-in-Fact (09/25/2025)
- Wright Irrevocable Trust dated December 5, 2019: /s/ Ben Craven, Attorney-in-Fact, Ben Craven/Attorney-in-Fact (09/25/2025)
- Alder Irrevocable Trust dated December 5, 2019: /s/ Ben Craven, Attorney-in-Fact, Ben Craven/Attorney-in-Fact (09/25/2025)